Exhibit 99.1

Apollomics Reports Full Year 2024 Financial Results and Highlights Clinical Updates and Business Progress

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Strategic collaboration with LaunXP for the development of vebreltinib in combination with an EGFR inhibitor (“EGFRi”) to bring in $10 million upfront payment and expand dataset to combination therapy
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New interim data for the vebreltinib development program, including in non-CNS MET fusion tumors and non-small cell lung cancer (NSCLC) with MET amplification
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$9.8 million in cash and cash equivalents as of December 31, 2024, in conjunction with LaunXP upfront payment, pipeline focus and expense reductions expected to provide cash runway into the first quarter of 2026

FOSTER CITY, Calif. – April 3, 2025 – Apollomics Inc. (Nasdaq: APLM) (“Apollomics”), a late-stage clinical biopharmaceutical company developing multiple oncology drug candidates to address difficult-to-treat and treatment-resistant cancers, today announced financial results for the fiscal year ended December 31, 2024, and highlighted clinical updates and business progress.

“Our new partnership with LaunXP provides an opportunity to expand the clinical dataset for vebreltinib to include combination therapy with an EGFRi. This class is currently the frontline treatment for many patients with NSCLC, and combination therapy with vebreltinib may delay the emergence of resistance to this foundational therapeutic class,” said Dr. Guo-Liang Yu, CEO of Apollomics. “We will continue to seek collaborative opportunities to maximize the global opportunity for vebreltinib, both as a single agent and in combination approaches for the treatment of cancers.”

“In addition, preliminary results we announced in 2024 for various SPARTA cohorts highlight the opportunity for vebreltinib in the treatment of various tumors with c-Met dysregulation. This includes new interim data for the treatment of NSCLC with MET Amplification, new interim data for the treatment of non-CNS solid tumors with MET fusions, and an incremental update for NSCLC with Met Exon 14 skipping,” continued Dr. Yu.

Pipeline Update

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Vebreltinib (APL-101) – a highly specific c-Met inhibitor for the treatment of NSCLC and other solid tumors with MET dysregulation
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In August 2024, Apollomics announced interim data from its SPARTA Phase 2 clinical trial for 14 patients with non-CNS MET fusion solid tumors, where a 43% objective response rate (ORR) was achieved by RECIST v1.1 criteria. This includes six confirmed responses out of 14 evaluable patients: one complete response in second-line metastatic NSCLC and five partial responses (three patients with NSCLC, one patient with pancreatic cancer, and one patient with intrahepatic bile duct cancer). Alongside the Avistone data for vebreltinib in the treatment of glioblastoma with PTPRZ1 MET fusions, vebreltinib has now demonstrated activity in a variety of tumors with MET fusions.
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Also in August 2024, Apollomics announced an interim analysis of 38 patients in the SPARTA MET amplification cohorts. Testing method discordance (determination of MET amplification by status sequencing of blood, sequencing of tumor biopsies, and/or fluorescent in-situ hybridization (FISH), as well as the use of local versus central laboratory testing), has complicated the analysis. Of the patients with the highest MET gene copy number (GCN) as determined by central sequencing, an ORR of 30% (3/10) was achieved, as compared to 13% (5/38) in the overall dataset. Going forward, Apollomics will only enroll NSCLC patients with MET amplification confirmed by central FISH testing. Apollomics believes that MET GCN ≥10 by sequencing may be comparable to GCN ≥6 by central FISH testing, which is the criteria to define MET amplification used in previous clinical trials of other MET inhibitors. However, challenges associated with this diagnostic test limit the enrollment rate as well as the commercial opportunity for this patient population, and Apollomics is evaluating alternatives for development of vebreltinib in this indication.
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In March 2024, Apollomics announced an updated efficacy analysis by gene copy number (GCN) subgroup in the treatment of NSCLC patients with Met Exon 14 skipping mutations. The data show vebreltinib activity similar to previously announced. In the absence of overlapping c-Met amplification (GCN<4), in a pooled analysis of patients from SPARTA and KUNPENG an ORR of 67% was achieved (n=86).
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Other pipeline programs
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APL-122: Apollomics licensed rights to this ErbB1/2/4 inhibitor from Edison Oncology Holding Corporation (“Edison”) in 2021. Edison has completed six dose escalation cohorts in the Phase 1 trial, including two within the expected therapeutic window, and expects to provide a data update in 2025.
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APL-102: APL-102 is an oral, small molecule MTKi targeting the VEGFR and MAPK pathways via B-RAF and C-RAF, and colony stimulating factor 1 receptor. The Phase 1 clinical trial in China has been closed and Apollomics expects to provide topline results in 2025.

Business Highlights

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Collaboration with LaunXP: In March 2025, Apollomics and LaunXP announced a collaboration agreement for the exclusive development and commercialization rights for vebreltinib in combination with an EGFRi in Asia (excluding mainland China, Hong Kong and Macau) for the treatment of NSCLC. Under the terms of the agreement, Apollomics is to receive upfront payments totaling $10 million within 60 days of the date of the agreement. Apollomics is also eligible for regulatory and other pre-commercial milestone payments of up to $50 million, and royalties on net product sales.
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Focus on vebreltinib MET Amplification: In July 2024, Apollomics announced a strategic prioritization for the treatment of NSCLC patients with MET Amplification. By focusing on the patient population with the greatest unmet medical need that can be addressed by c-Met inhibition with vebreltinib, Apollomics intends to apply its resources in the most efficient manner to generate additional clinical data for support of regulatory submissions.
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Raised $5.8 million: In May 2024, Apollomics raised $5.8 million in a private placement in public equity (PIPE) financing, before transaction expenses.
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Expense reductions: In line with the strategic focus on vebreltinib MET Amplification, Apollomics has terminated collaborations with Glycomimetics and TYG Oncology. Along with the vebreltinib focus and previously announced headcount reductions, Apollomics expects current cash and equivalents, and the LaunXP upfront payment, will be sufficient to fund planned operations into the first quarter of 2026.

Full Year 2024 Financial Results

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Cash, cash equivalents, bank deposits and money market funds as of December 31, 2024 were $9.8 million, compared to $37.8 million as of December 31, 2023.
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Research and development expenses were $24.6 million, including share-based compensation of $4.3 million, for 2024, compared to $34.2 million, including share-based compensation of $5.9 million, for 2023.
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Administrative expenses were $17.8 million, including share-based compensation of $6.7 million, for 2024, compared to $20.6 million, including share-based compensation of $6.8 million, for 2023.
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Net loss for 2024 was $(53.9) million, or $(52.80) per basic and diluted share, compared with a net loss of $(172.6) million, or $(231.99) per basic and diluted share, for 2023. Net loss for 2024 includes impairment losses of intangible assets of $13.0 million. Net loss for 2023 includes a non-cash expense for change in fair value of convertible preferred shares of $76.4 million and expenses related to capital markets activities of $45.5 million.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-Met inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-Met alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and over 10 other countries. For more information, please visit www.apollomicsinc.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives including with respect to the expected payments under its agreement with LaunXP, anticipated outcomes from the development and commercialization of vebreltinib with an EGFR inhibitor and with respect to updates for other programs in the pipeline, are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Apollomics cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Apollomics. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including: (i) the impact of any current or new government regulations in the United States and China affecting Apollomics’ operations and the continued listing of Apollomics’ securities; (ii) the inability to achieve successful clinical results or to obtain licensing of third-party intellectual property rights for future discovery and development of Apollomics’ oncology projects; (iii) the failure to commercialize product candidates and achieve market acceptance of such product candidates; (iv) the failure to protect Apollomics’ intellectual property; (v) breaches in data security; (vi) the risk that Apollomics may not be able to develop and maintain effective internal controls; (vii) unfavorable changes to the regulatory environment; and (viii) those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2024, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contact:

Eric Ribner
LifeSci Advisors, LLC
(646) 751-4363
eric@lifesciadvisors.com

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

(All amounts in thousands of $)

	As of December 31,
	2023	2024
	$	$
Non-current assets
Plant and equipment, net	$161	$92
Right-of-use assets	425	927
Intangible assets, net	14,757	1,737
Rental deposits	119	75
Total non-current assets	15,462	2,831
Current assets
Deposits, prepayments and deferred expenses	2,108	501
Financial assets at FVTPL	5,761	—
Cash and cash equivalents	32,056	9,766
Total current assets	39,925	10,267
Total assets	55,387	13,098
Current liabilities
Other payables and accruals	9,162	7,166
Short term bank loans	4,236	—
Lease liabilities, current portion	158	233
Total current liabilities	13,556	7,399
Net current assets	26,369	2,868
Total assets less current liabilities	41,831	5,699
Non-current liabilities
Lease liabilities, noncurrent portion	267	733
Warrant liabilities at FVTPL	330	102
Total non-current liabilities	597	835
Net assets	$41,234	$4,864
Equity
Share capital	9	11
Share premium	661,474	666,528
Reserves	26,716	39,148
Accumulated losses	(646,965)	(700,823)
Total equity	$41,234	$4,864

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

(All amounts in thousands of $, except for per share data)

	Years ended December 31,
	2022	2023	2024
Other income	$ 1,447	$ 1,217	$ 1,489
Foreign exchange gains (losses)	(829)	1,191	145
Fair value change of financial assets at fair value through profit and loss (“FVTPL”)	323	821	198
Fair value change of financial liabilities at FVTPL	—	1,597	222
Fair value change of convertible preferred shares	(189,646)	(76,430)	—
Research and development expenses	(35,457)	(34,193)	(24,566)
Administrative expenses	(9,947)	(20,641)	(17,768)
Impairment of intangible assets	—	—	(13,000)
Finance costs	(93)	(150)	(179)
Other expense	(6,608)	(46,003)	(140)
Loss before taxation	(240,810)	(172,591)	(53,599)
Income tax expenses	(1)	(10)	(259)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	(240,811)	(172,601)	(53,858)

Loss per share – Basic and diluted $	$ (844.95)	$ (231.99)	$ (52.80)